November 22, 2019

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street
Suite 1200
Chicago, IL 60603

       Re: Oak Street Health, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 4, 2019
           CIK No. 0001564406

Dear Mr. Pykosz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement submitted November 4, 2019

Variable Interest Entities, page 99

1. We note your response to prior comment 24 and your revised disclosure on page 99.
       Please file your management services agreements with your affiliated professional organizations as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K. Mike Pykosz
FirstName LastNameMike Pykosz
Oak Street Health, Inc.
Comapany 22, 2019 Street Health, Inc.
November NameOak
Page 2
November 22, 2019 Page 2
FirstName LastName
Note 8 - Liability for Unpaid Claims, page F-62

2. The liability for unpaid claims rollforward table shows that the current year incurred health care costs are $226,724,000 and $125,206,000 in 2018 and 2017, respectively.
         Please revise to reconcile those amounts to the corresponding third-party medical claims expenses on page F-43 of $222,103,000 and $124,380,000 for 2018 and
2017,
         respectively. Similarly, revise your interim financial statements to address the related differences therein.
Notes to Consolidated Financial Statements
Note 18 - Variable Interest Entities, page F-78

3.       Please address the following regarding your response to prior comment
34:
           Please revise to more clearly explain the specific differences between the revenue and operating expenses of the Physician Groups compared to your consolidated revenues and expenses on page F-43.
           For example, explain the difference in the revenues of $313,473,000 and
             $187,027,000 for 2018 and 2017, respectively on page F-79 compared to Net revenues of $317,938,000 and $184,980,000 for 2018 and 2017 per
page F-43.
             Provide us with a quantified reconciliation.
           Similarly, revise to explain the difference in the third party medical claims and other claims-related expenses of $220,887,000 and $125,951,000 for 2018 and 2017, respectively on page F-79 compared to the third party medical expenses on page F-
             43 of $222,103,000 and $124,380,000 for 2018 and 2017. Provide us
with a
             quantified reconciliation.
           You state that you determined not to disclose the consolidated cost of medical services provided to your Physician Groups (excluding third-party medical claims expense) as a separate line item on the face of your Statements of Operations because you believe it would provide your competitors and payor partners with competitively sensitive information. Please tell us how you determined that disclosure of your internally incurred medical costs as representing a direct cost of services provided was not required by Article 5 of Regulation S-X.
           Given your response, tell us more clearly what the nature of the amounts reflected in your line item titled "Provider salaries and benefits" on page F-79. Tell us the difference in the amounts presented in this line item and the consolidated cost of medical services provided internally.
 Mike Pykosz
FirstName LastNameMike Pykosz
Oak Street Health, Inc.
Comapany 22, 2019 Street Health, Inc.
November NameOak
Page 3
November 22, 2019 Page 3
FirstName LastName
       You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Robert E. Goedert, Esq.